Exhibit (k)(2)

ADMINISTRATION AGREEMENT

THIS ADMINISTRATION AGREEMENT is made as of the 15 day of September, 2023 (this “Agreement”) by and among BROOKFIELD INFRASTRUCTURE INCOME FUND INC., a Maryland corporation (the “Fund”), BROOKFIELD PUBLIC SECURITIES GROUP LLC, a Delaware limited liability company (the “Administrator”), and BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., a Manitoba limited partnership (the “Adviser,” or “BAM PIC”) (solely with respect to Sections 9 and 10 of this Agreement).

WITNESSETH:

WHEREAS, the Fund is a newly organized, non-diversified, closed-end management investment company registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund wishes to retain the Administrator to provide certain administrative services in connection with the management of the Fund’s operations and the Administrator is willing to furnish such services;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.             Appointment. The Fund hereby appoints the Administrator to provide certain administrative services, hereinafter enumerated, in connection with the management of the Fund’s operations for the period and on the terms set forth in this Agreement. The Administrator accepts such appointment and agrees to comply with all relevant provisions of the 1940 Act, applicable rules and regulations thereunder, and other applicable law.

2.             Services on a Continuing Basis. Subject to the overall supervision of the Board of Directors of the Fund, the Administrator will perform the following services on a regular basis which would be daily, weekly or as otherwise appropriate:

(A)          perform the services in Exhibit A attached; and

(B)          such additional services as may be agreed upon by the Fund and the Administrator.

3.             Responsibility of the Administrator. The Administrator shall be under no duty to take any action on behalf of the Fund except as set forth herein or as may be agreed to by the Administrator in writing. In the performance of its duties hereunder, the Administrator shall be obligated to exercise reasonable care and diligence and to act in good faith and to use its best efforts. Without limiting the generality of the foregoing or any other provision of this Agreement, the Administrator shall not be liable for delays or errors or loss of data occurring by reason of circumstances beyond the Administrator’s control. The Administrator may delegate any and all of its responsibilities to one or more sub- administrators, including any appropriate affiliate; provided, however, that the Administrator shall remain responsible to the Fund with respect to its duties and obligations set forth in this Agreement.

4.             Reliance Upon Instructions. The Fund agrees that the Administrator shall be entitled to rely upon any instructions, oral or written, actually received by the Administrator from the Board of Directors of the Fund and shall incur no liability to the Fund in acting upon such oral or written instructions, provided such instructions reasonably appear to have been received from a person duly authorized by the Board of Directors of the Fund to give oral or written instructions.

5.             Confidentiality. The Administrator agrees on behalf of itself and its employees to treat confidentially all records and other information relative to the Fund and all prior, present or potential shareholders of the Fund, except after prior notification to, and approval of release of information in writing by, the Fund, which approval shall not be unreasonably withheld where the Administrator may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Fund.

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6.             Equipment Failures. In the event of equipment failures or the occurrence of events beyond the Administrator’s control which render the performance of the Administrator’s functions under this Agreement impossible, the Administrator shall take reasonable steps to minimize service interruptions and is authorized to engage the services of third parties (at the Administrator’s expense) to prevent or remedy such service interruptions.

7.             Compensation. The Fund hereby agrees to pay the Administrator a fee for its services pursuant to this Agreement that is payable quarterly in arrears and calculated monthly at an annual rate of 0.03% of the value of the Fund’s net assets, which is calculated as of the close of business on the last business day of each month. All rights of compensation and expense reimbursement under this Agreement for services performed as of the termination date shall survive the termination of this Agreement. In addition, the Fund shall reimburse the Administrator for its reasonable out-of-pocket costs incurred in connection with this Agreement upon presentation of an itemized invoice documenting such expenses.

8.             Limitation of Liability of the Administrator; Indemnification.

(A)      The Administrator shall not be liable to the Fund for any error of judgment or mistake of law or for any loss arising out of any act or omission by the Administrator in the performance of its duties hereunder. Nothing herein contained shall be construed to protect the Administrator against any liability to the Fund, its shareholders, the Administrator, as investment adviser to the Fund, or any sub-adviser to which the Administrator shall otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reckless disregard of its obligations and duties hereunder.

(B)      The Administrator may, with respect to questions of law, apply for and obtain the advice and opinion of counsel to the Fund, at the expense of the Fund, and with respect to the application of generally accepted accounting principles or federal tax accounting principles, apply for and obtain the advice and opinion of the independent auditors of the Fund, at the expense of the Fund. The Administrator shall be fully protected with respect to any action taken or omitted by it in good faith in conformity with such advice or opinion.

(C)       The Fund agrees to indemnify and hold harmless the Administrator from and against all charges, claims, expenses (including legal fees) and liabilities reasonably incurred by the Administrator in connection with the performance of its duties hereunder, except such as may arise from the Administrator’s willful misfeasance, bad faith, gross negligence in the performance of its duties or by reckless disregard of its obligations and duties hereunder. The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Fund receives a written affirmation of the Administrator’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the Fund unless it is subsequently determined that it is entitled to such indemnification and if the directors of the Fund determine that the facts then known to them would not preclude indemnification. In addition, at least one of the following conditions must be met: (i) the Administrator shall provide a security for this undertaking; (ii) the Fund shall be insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum consisting of directors of the Fund who are neither “interested persons” of the Fund (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Independent Directors”) or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Administrator ultimately will be found entitled to indemnification.

(D)      As used in this Section 8, the term “Administrator” shall include any affiliates of the Administrator performing services for the Fund contemplated hereby and directors, officers, agents and employees of the Administrator and such affiliates.

9.             Duration and Termination. This Agreement shall become effective on the date first set forth above, such date being the date on which this Agreement has been executed and shall continue in full force and effect, unless terminated as herein provided, for successive annual periods so long as such continuance is approved at least annually by the Fund’s Board of Directors, including by the vote of a majority of the Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund. This Agreement may be terminated at any time, without the payment of any penalty, by the Fund (through the Board of Directors of the Fund) or the Administrator on 30 days’ written notice to the other. All notices and other communications hereunder shall be in writing. This Agreement cannot be assigned without the prior written consent of the other party hereto.

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10.           Notices. Notices under this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, to the other party at such address as such other party may designate from time to time for the receipt of such notices. Until further notice to the other party, the address of each party to this Agreement for this purpose shall be Brookfield Place, 250 Vesey Street, New York, New York 10281-1023.

11.           Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

12.           Services Not Exclusive. Nothing in this Agreement shall limit or restrict the Administrator from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

13.           Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

14.           Amendments. This Agreement or any part hereof may be changed or waived only by instrument in writing signed by the party against which enforcement of such change or waiver is sought.

15.           Miscellaneous. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the services to be performed hereunder, and supersedes all prior agreements and understandings, relating to the subject matter hereof. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be deemed to be a contract made in New York and governed by New York law. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement will not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below on the day and year first written above.

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

By:	/s/ Chloe Berry
Name:	Chloe Berry
Title:	President

BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	General Counsel

BROOKFIELD ASSET MANAGEMENT PRIVATE

INSTITUTIONAL CAPITAL ADVISER (CANADA),
L.P.,by its general partner, BROOKFIELD INFRASTRUCTURE GP ULC (solely with respect to Sections 7, 9 and 10 of this Agreement)

By:	/s/ David Krant
Name:	David Krant
Title:	Senior Vice President

[Signature Page to the Administration Agreement]

EXHIBIT A

BROOKFIELD PUBLIC SECURITIES GROUP LLC (“PSG”)

ADMINISTRATIVE SERVICES

Pursuant to Section 2 of the Administration Agreement between PSG and BROOKFIELD INFRASTRUCTURE INCOME FUND INC. (the “Fund”), PSG will perform the following services on a regular basis which shall be daily, weekly or as otherwise appropriate:

(1)	prepare and coordinate reports and other materials to be supplied to the Board of Directors of the Fund;

(2)	prepare and/or supervise the preparation and filing with the applicable regulatory authority of all securities filings (including, but not limited to, Schedule TO, N-CSR, N-CEN, Form N-PX, and N-PORT), periodic financial reports, prospectuses, supplements, statements of additional information, marketing materials, tax returns, shareholder reports and other regulatory reports and filings required of the Fund;

(3)	supervise and monitor the preparation of all required filings necessary to maintain the Fund’s qualification and/or registration to sell shares in all states where the Fund currently does, or intends to do business;

(4)	coordinate the preparation, printing and mailing of all materials (e.g., Annual Reports) required to be sent to shareholders;

(5)	coordinate the preparation and payment of Fund-related expenses;

(6)	monitor and oversee the activities of the Fund’s servicing agents (i.e., transfer agent, custodian, fund accountants, etc.);

(7)	review and adjust as necessary the Fund’s daily expense accruals;

(8)	monitor daily, monthly and periodic compliance with respect to federal and state securities laws, Securities and Exchange Commission and FINRA Rules and prospectus guidelines and restrictions;

(9)	send periodic information (i.e., performance figures) to service organizations that track investment company information;

(10)	prepare and/or supervise the preparation and filing with a securities exchange or trading platform all reports and filings required of the Fund, if applicable;

(11)	prepare and/or supervise the preparation and filing of any press releases required of the Fund;

(12)	undertake to make public information pertaining to the Fund on an ongoing basis and to communicate to investors and prospective investors the Fund’s features and benefits (including periodic seminars or conference calls, responses to questions from current or prospective shareholders and specific shareholder contact where appropriate);

(13)	make available to investors and prospective investors net asset value, yield and other information regarding the Fund, if reasonably obtainable, for the purpose of maintaining the visibility of the Fund in the investor community;

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(14)	at the request of the Fund, provide certain economic research and statistical information and reports, if reasonably obtainable, on behalf of the Fund and consult with representatives and Directors of the Fund in connection therewith, which information and reports shall include: (a) statistical and financial market information with respect to the Fund’s market performance; and (b) comparative information regarding the Fund and other closed-end management investment companies with respect to (i) the net asset value of their respective shares, and (ii) other relevant performance indicators;

(15)	at the request of the Fund, provide information to and consult with the Board of Directors of the Fund with respect to applicable strategies designed to address market value discounts, which may include share repurchases, tender offers, modifications to dividend policies or capital structure, repositioning or restructuring of the Fund, liquidation or merger, including providing information concerning the use and impact of the above strategic alternatives by other market participants;

(16)	coordinating any sales and repurchases of Fund shares; and

(17)	perform such additional services as may be agreed upon by the Fund and PSG.

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